Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: AUR Resources Inc.

Commission File No.: 082-04624

Date: July 3, 2007

FINAL TRANSCRIPT

TCK.B - TECK COMINCO LTD. Conference Call Event Date/Time: Jul. 03. 2007 / 8:30AM ET

www.streetevents.com	Contact Us

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call
C O R P O R A T E	P A R T I C I P A N T S

Greg Waller

Teck Cominco - VP IR & Strategic Analysis

Don Lindsay

Teck Cominco - President & CEO

Jim Gill

Aur Resources - President & CEO

Ron Millos

Teck Cominco - SVP, Finance & CFO

C O N F E R E N C E	C A L L	P A R T I C I P A N T S

Onno Rutten

Scotia Capital - Analyst

Haytham Hodaly

Salman Partners - Analyst

Victor Lazarovici

BMO Capital Markets - Analyst

David Charles

GMP Securities - Analyst

Harry Mateer

Lehman Brothers - Analyst

Greg Barnes

TD Newcrest - Analyst

Scott Mittelman

Jefferies Asset Management - Analyst

Ian Howat

National Bank Financial - Analyst

Vivek Pal

UBS - Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Teck Cominco regarding its offer for Aur Resources conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. This conference call is being recorded on Tuesday, July 3, 2007. I would like to turn the conference call over to Greg Waller, Vice President Investor Relations and Strategic Analysis. Please go ahead.

Greg Waller - Teck Cominco - VP IR & Strategic Analysis

Thanks, operator and good morning, everyone. Welcome to the Teck Cominco and Aur Resources conference call. This morning on the call, we have Don Lindsay, President and CEO at Teck Cominco and Jim Gill, President and CEO of Aur Resources.

www.streetevents.com	Contact Us	1

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

We are not using any slides this morning. Both Don and Jim will be making some introductory comments and then we'll go to Q&A. I do have to remind you of course though that there may be forward-looking statements on the call this morning and I remind you that -- or I refer you to look at the takeover bid circular when it is issued, the registration statement and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Aur Resources. And with that, I will turn the call over to Don Lindsay.

Don Lindsay - Teck Cominco - President & CEO

Thanks very much, Greg. I know many of you in the audience know both Teck Cominco and Aur Resources quite well and you will want to get to questions as soon as possible. So what I am going to do is give some context and background to the transaction and really describe why we think that Aur Resources is such a good fit with Teck Cominco.

Over the last eight or nine months, the Board and the management of Teck Cominco have reviewed a long list of various investment opportunities and we have taken a number of very distinct steps towards gradually transforming Teck into a company that not only delivers tremendous profitability and pays a high dividend, but also into a company that has material growth both near term and long term.

In some cases, we planted seeds for the future as we know the industry will evolve to new operating platforms and markets certainly evolve and that would be, as an example, our investment in Nautilus. We have also moved various projects along towards development decisions such as the gold project at Morelos in Mexico, our copper project at Petaquilla and nickel at Santa Fe in Brazil and that is not to forget of course Carrapateena in Australia.

We have reached commercial production at Pogo in Alaska and at Lennard Shelf in Australia and we have made a $1.5 billion commitment to develop the Galore Creek Project, which will substantially enhance our production profile in both copper and gold, two of our core businesses.

We have also contributed to the further development of Fort Hills and just last week, Petro-Canada went through the details of the design basis memorandum and we are very enthusiastic about that project and meanwhile, we have added substantially to our land position in the oil sands through lease 14 and lease 311 in the surrounding area and we hope that one day we will have three projects there, not one.

And now today and perhaps the most exciting of all, we have announced that we are teaming up with Aur Resources, which not only gives us immediate growth of 43% in our current copper production, but further it also gives long-term growth through project development and expansion and in a country that we believe is one of the very best countries in the world in which to operate mining and that is Chili.

I think it is important to point out that these various steps that we have taken represent a real balance between project development and investment or acquisition and teaming up with Aur is very consistent with that as in fact Aur itself has that balance. It has tremendous growth in the upside through development of its current properties. And it also has a tremendous team of people that is very complementary with the team at Teck.

So as we look down the road to when this transaction is completed, it will be quite reasonable for us at Teck Cominco to set as a target over five years a full triple in gold production and now with today's transaction a full triple in copper production as well and that is in addition to the substantial growth that we will have in the oil sands.

I should say that this is certainly not the last step in this transformation of Teck to a high growth company. At the close of this transaction sometime in August, our balance sheet will still be very, very strong with approximately $2 billion in cash and tremendous ability to finance further acquisition. As many of you will know, we have no debt coming due within the next five years and the majority of our debt has been turned out to the year 2035 and is substantially less than our cash balance. In fact,

www.streetevents.com	Contact Us	2

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

we are just entering into our two best quarters of the year when our cash flow is very strong in the last half of the year due to the seasonality of the Red Dog operation and because of its shipping schedule. So we've still kept our powder dry to make further moves to grow the Company. And because of that financial strength, we are very proud to say today that with the second dividend being payable today, we have now returned over $1 billion to shareholders in the year 2007.

In closing, I just want to say this. Aur Resources is a tremendous example of what can and has been built by smart, talented, persistent Canadians in the mining industry. Jim Gill with all of his team and their tremendous entrepreneurial energy has taken this company from seed capital of just $250,000 when it was formed in 1981 to a value of $4 billion today and it is truly an outstanding achievement and this is a very fine company that still has lots more value to be created, which is why we think it is such a great fit for us.

So I am very pleased to say that we would like to introduce Jim Gill now to make a few comments and we here at Teck Cominco are delighted to be teaming up with him. Jim, over to you.

Jim Gill - Aur Resources - President & CEO

Thanks very much, Don, for your kind comments and good morning, everybody. Teck Cominco's offer to purchase Aur for $41 a share is in the opinion of Aur's Board of Directors, including myself, a good and fair offer for Aur shareholders. This is particularly true in my opinion because it allows shareholders the right to participate in the future growth prospects of Teck Cominco with the Aur assets by taking at least 25% of the bid price in Teck Cominco class B shares on a tax-deferred basis and thereby maintaining their exposure to the metal markets.

We believe that Teck Cominco is a very solid company with an excellent track record on growth, which is managed by smart people. Norm Keevil, the Chairman and a significant shareholder, is clearly focused on shareholder value as a large shareholder himself and we at Aur cannot think of a buyer better suited to manage Aur's assets going forward.

If we look at the offer in the context of the market price, it represents a 29% premium to both the 20-day moving average Aur shareprice and to the closing price last Friday and a 119% premium to the closing price just one short year ago. Aur's Board, including myself, believe the offer is fair and we recommend that the shareholders accept it. We have, however, retained our fiduciary obligations to be able to respond to a superior offer should one emerge.

In assessing the merits of the Teck Cominco offer, the Board also considered that given Aur's size and current very low risk profile, it would be a significant challenge to acquire new assets at reasonable prices and with the same level of risk over the next few years making the opportunity to achieve the growth necessary to allow the shareprice to rise above that in the Teck Cominco offer difficult.

Teck Cominco's financial strength and its diversity of commodities will allow more and larger opportunities for growth to be available for shareholders. This is another reason we consider the share component of the offer to be an attractive feature.

From a political perspective, Aur and Teck Cominco are both Canadian companies. While this may be of little consequence to many shareholders, we believe that Canada should have strong representation on the global mining scene. This transaction will assist in this for the benefit of Canada. Teck Cominco has in our view the best chance of becoming a Canadian world leader in mining and Aur shareholders can be a part of that.

On a personal note, as founder of Aur and its President and CEO for almost 26 years, I have to say that it is difficult emotionally for me to see Aur be taken over. Good business decisions, however, cannot be overruled by emotions. I am very proud of what all of us at Aur have accomplished and of all the great people who work together to make Aur's success possible. I would like to take this opportunity to thank our shareholders for supporting our growth initiatives over the years.

The offer by Teck Cominco to Aur shareholders is a good one and I support it. I will tender my shares to their offer and look forward to being a Teck Cominco shareholder for many years. I hope other Aur shareholders will also be happy with the value that they will realize from this transaction.

www.streetevents.com	Contact Us	3

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Those are my comments, Don. Thank you very much for giving me the opportunity to speak here and I look forward to working with you to get this transaction completed. I will turn it back over to you now.

Don Lindsay - Teck Cominco - President & CEO

Okay, thank you very much, Jim. We appreciate it and we would now like to open it up for questions.

Q U E S T I O N S	A N D	A N S W E R S

Operator

(OPERATOR INSTRUCTIONS). Onno Rutten, Scotia Capital.

Onno Rutten - Scotia Capital - Analyst

Yes, good morning, everyone. Good morning, Jim and Don. A few quick questions. First of all, Jim, with regards to the sale of your company and recommending this, could you elaborate a bit on the process that resulted in this offer?

Jim Gill - Aur Resources - President & CEO

Yes, I can give you a bit on the process if you feel that's appropriate. We, first of all, would like to say that we were not trying to sell Aur, but when Teck Cominco approached us with a possible transaction at a significant premium to the Aur shareprice, we at Aur believed we had to (technical difficulty) serious consideration.

At that time, we then struck a special committee of the Board to oversee the negotiation of the deal and the independent committee of the Board on which no members of our management were -- no Aur management was a member of that committee. We retained CIBC World Markets who are very experienced in transactions of this nature and have worked with Aur in most of our previous major business transactions to give us advice and they provided a fairness opinion to the Board of Aur. We also retained Heenan Blaikie as legal counsel.

The special committee oversaw the negotiation of the transaction and recommended the transaction to the full Board who then unanimously approved it, which resulted after the Teck Cominco Board approval in the announcement that we are here to discuss today.

Onno Rutten - Scotia Capital - Analyst

Okay. Perfect. Thank you very much and congratulations, Jim.

Two quick questions for Don. Don, first of all, would you consider hedging or selling forward any copper to protect the returns on this transaction?

www.streetevents.com	Contact Us	4

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Don Lindsay - Teck Cominco - President & CEO

We have considered it as we do with all major investments, but our policy remains the same that we believe shareholders own the company for exposure to commodities and other than in certain circumstances if the company and its various stakeholders were at risk in some way financially then we might consider it, but obviously our balance sheet is very strong and that is not the case, so we will not be doing so.

Onno Rutten - Scotia Capital - Analyst

Okay. Very well. And the last one is more long term, strategic. Obviously there is drilling on the go at QB to look at the hypogene orebody that Teck actually developed in the history. What is your view on that drilling activity and on the potential of the projects that would extend the mine life at QB and potentially expand the mine?

Don Lindsay - Teck Cominco - President & CEO

Well, as you point out, we did own the asset some years ago and had some information as to the potential there; though it hadn't gone very far. And obviously Aur has a 39 hole drill program underway at the moment and we won't know until the end of that program just what the extent of the resource or possible resource is, but obviously we have taken a positive view on it and remain optimistic I guess.

Onno Rutten - Scotia Capital - Analyst

Okay. Thank you very much and good luck.

Don Lindsay - Teck Cominco - President & CEO

Thank you.

Operator

Haytham Hodaly, Salman Partners.

Haytham Hodaly - Salman Partners - Analyst

Good morning, gentlemen. Just a couple quick questions just with regards to -- Don I guess for starters. Based on Aur's cash flow, how long is the payback period for this that you estimate?

Don Lindsay - Teck Cominco - President & CEO

Well, in order to answer that you would have to make assumptions on commodity prices. We stress test these types of transactions using a whole range of commodity price scenarios and we are comfortable with the result. We don't actually disclose the different prices that we use, but suffice it to say that the combination of current cash flow and the growth in the company, quite material growth in the company makes us very comfortable.

www.streetevents.com	Contact Us	5

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Haytham Hodaly - Salman Partners - Analyst

And with regards to the capital that is required for the development of Aur's projects, will you -- sorry, I am not familiar with what they have done lately. Have they taken on a significant amount of debt or will you be funding that out of your internal cash flows?

Don Lindsay - Teck Cominco - President & CEO

Well, in fact, Aur has a pretty significant cash balance and not that much debt and has strong cash flow itself, but obviously we will -- (technical difficulty) -- still have a very material cash balance. So financing the growth here shouldn't be an issue at all.

Haytham Hodaly - Salman Partners - Analyst

Okay. Thank you.

Operator

Victor Lazarovici, BMO Capital Markets.

Victor Lazarovici - BMO Capital Markets - Analyst

Thank you. Good morning, gentlemen. I wonder if you could elaborate on any potential synergies in this transaction and if you can quantify them at all?

Don Lindsay - Teck Cominco - President & CEO

We haven't based this transaction on synergies. Essentially mines are discrete operating entities, so in this type of business, there isn't that much. There sometimes is in a head office sense, but from our point of view, we need all of the good people that we can get and Aur certainly has them. And so to me, it is quite complementary and we haven't built literally any synergies into our modeling.

Victor Lazarovici - BMO Capital Markets - Analyst

But presumably you will after the acquisition begin to consolidate the functions and combine operations and manage them as efficiently as possible?

Don Lindsay - Teck Cominco - President & CEO

We're certainly going to try to manage them as efficiently as possible, but I don't think anyone should assume that there is a huge synergy number to be obtained here.

Victor Lazarovici - BMO Capital Markets - Analyst

Okay. The other question has to do with -- you have a support agreement. Do they include break fees and if so, how much?

www.streetevents.com	Contact Us	6

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Don Lindsay - Teck Cominco - President & CEO

Yes, there is a break fee of $140 million.

Victor Lazarovici - BMO Capital Markets - Analyst

Both ways?

Don Lindsay - Teck Cominco - President & CEO

No, just one way.

Victor Lazarovici - BMO Capital Markets - Analyst

Okay. Thank you very much.

Don Lindsay - Teck Cominco - President & CEO

Thank you.

Operator

David Charles, GMP Securities.

David Charles - GMP Securities - Analyst

Yes, I have two questions for Jim. The first question, Jim, is I am just wondering -- you explained the process for the acquisition by Teck Cominco. I am just wondering whether during that process or prior to that process there were any other bidders for Aur Resources and I do understand you mentioned that you were not selling the company. I was just wondering was anybody else interested.

And the second piece, maybe Jim or even Don, Jim, a lot of your cash is currently offshore if I'm not mistaken in Chile. I am wondering under the agreement or under the merger of the acquisition, will some of that -- will more of that cash be brought back to Canada or will it all stay offshore? Is there any plans for how you are going to deal with that?

Jim Gill - Aur Resources - President & CEO

Okay, David, thanks. Well, in response to your first -- I guess your question really is did we conduct an auction for this company and as I said, the answer to that is no. We were not contemplating putting Aur up for sale, but of course when Teck approached us, we considered their proposal because we think it is a pretty good deal.

We considered whether it would be appropriate to conduct an auction at that time, but in the end, the offer from Teck was attractive enough that to risk losing it by putting the company up for auction, we felt would be detrimental to the interest of our shareholders and so we chose to go down the path with a company that we felt at a very good premium could deliver long-term value to the shareholders, which is part of the reason why we have a share component and then of course our special committee retained the fiduciary responsibility to consider a superior offer if one should emerge.

www.streetevents.com	Contact Us	7

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

And your second question, probably turn it over to Don, but I can comment that yes, Aur does have the majority of its cash balances in Chile held in subsidiaries, wholly-owned subsidiaries of Aur. That cash is available in Chile to be used for any business transaction anywhere in the world. And I suspect that Teck Cominco will look into ways to optimize the use of that Chilean cash. Don, do you want to make any comment on that?

Don Lindsay - Teck Cominco - President & CEO

Maybe Ron Millos could just make a quick comment.

Ron Millos - Teck Cominco - SVP, Finance & CFO

Sure, there is no restrictions on bringing the cash back into Canada other than there is withholding taxes, but current plans would be we would use the cash generated by the Chilean operations to fund any expansion programs down there this time.

David Charles - GMP Securities - Analyst

Okay. So that is really what I just want to know. There were no restrictions on -- obviously, as Jim mentioned, there were no restrictions in the Aur situation. I just wanted to be sure that when the transaction occurred there would be no restrictions for Teck Cominco either. Thank you.

Don Lindsay - Teck Cominco - President & CEO

Thank you.

Operator

Harry Mateer, Lehman Brothers.

Harry Mateer - Lehman Brothers - Analyst

Hi, guys. A question for Don. Two questions. First of all, you had previously expressed an interest in a target portfolio with approximately 35% of revenues stemming from non-LME commodities. I was just wondering if you could address that target within the context of today's announcement. And secondly, can you give us a sense for what Teck's cash balance was at the end of June?

Don Lindsay - Teck Cominco - President & CEO

On the first question, nothing has changed there. We would still very much like to have 30% to 35% of our revenues coming from non-LME commodities for the various reasons I have detailed before. Obviously you have to do deals when they are available. We work very hard on a number of different potential transactions in that category, but as of yet, nothing has come to fruition. We will continue to do so.

On the second question, we disclose our quarterlies on July --

www.streetevents.com	Contact Us	8

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Ron Millos - Teck Cominco - SVP, Finance & CFO

29th.

Don Lindsay - Teck Cominco - President & CEO

29th and so I am not sure I can make a comment on that exact number until then.

Harry Mateer - Lehman Brothers - Analyst

Okay. Thank you.

Operator

(OPERATOR INSTRUCTIONS). Greg Barnes, TD Newcrest.

Greg Barnes - TD Newcrest - Analyst

Thank you. Don, is there a reason other than Aur Resources Board wanting some exposure to Teck stock for not presenting an all cash offer? So I guess it does present some time -- some sort of an opening for a potential other bidder to come in?

Don Lindsay - Teck Cominco - President & CEO

I think it is a good question because we obviously have the capability to offer all cash, but quite a number of the shareholders would be interested in a tax-free rollover, and particularly for those who have a low cost base in Aur shares and I think there are quite a few. This would be more appealing than an all cash where they want to have continued exposure to the center. So we think this is the right balance. But obviously if there was ever a need to go to all cash, we have the capability.

Greg Barnes - TD Newcrest - Analyst

Okay. Thank you.

Operator

[Scott Mittelman], Jefferies Asset Management.

Scott Mittelman - Jefferies Asset Management - Analyst

Congratulations. I just was wondering if there's any Chilean approvals needed for the acquisition.

Don Lindsay - Teck Cominco - President & CEO

No. No, we don't think there is anything material.

www.streetevents.com	Contact Us	9

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Scott Mittelman - Jefferies Asset Management - Analyst

All right. Thank you.

Operator

Ian Howat, National Bank Financial.

Ian Howat - National Bank Financial - Analyst

Good morning, everybody. Congratulations, Jim. It just surprises me that you sort of for Teck would approach it at this time and it seems a significant premium in my view relative to where the stock has been over the last year or two. And since Teck has had cash for a number of years, why it didn't act sooner on this asset.

Don Lindsay - Teck Cominco - President & CEO

The question is for me?

Ian Howat - National Bank Financial - Analyst

Yes.

Don Lindsay - Teck Cominco - President & CEO

And the answer is that deals are only doable when they are available and I think that if you go back to different sort of points at which we might have considered it, I don't think that we would have got the same reception and the same consideration from the Board of Aur Resources much different from the values where we ended up at. And in the meantime, there are a number of developments in the copper industry overall that have made us more positive on the long term. And just simply evaluating all the various alternatives around all of these investment decisions are relative to what else is available. And we think the value of being in Chile is frankly going up relative to other jurisdictions in the world where questions of ownership are not necessarily settled and so. So on balance, that is why we decided to act now.

Ian Howat - National Bank Financial - Analyst

So there are no previous approaches to Aur at any time in the last two years?

Don Lindsay - Teck Cominco - President & CEO

Not in any formal sense. We have obviously kept track of the company, had a long relationship with the company, so we have watched what they have been doing throughout, but we have made no formal approaches until recently.

Ian Howat - National Bank Financial - Analyst

Okay. Thank you.

www.streetevents.com	Contact Us	10

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Operator

Haytham Hodaly, Salman Partners.

Haytham Hodaly - Salman Partners - Analyst

Don, just to touch on that comment you just made with regards to copper pricing, what is it you have seen in terms of longer term copper outlook that gives you more confidence and what is your view on the longer term?

Don Lindsay - Teck Cominco - President & CEO

Well, we had some slides on this in our presentation at the annual meeting and essentially we compared this time period more to the 1960 to 1980 time period during which -- in that time period, Japan had very high rates of growth in its industrial production and was consuming a disproportionate amount of metal generally and copper in particular.

We see something similar happening in today's global economy with the role that China is playing in India coming along as well. In fact, 50% of global GDP growth is coming from emerging markets, which is generally high metal intensity and use. So that bodes well for consumption on the supply side.

I think mining companies world over are finding it very difficult to bring on new supplier even to maintain current operations for all sorts of challenges ranging from permitting, community relations, lack of people, expensive equipment and so on. And so we think that this time period will be more like the 1960 to 1980 period during which in fact in 2006 dollars, the copper price averaged I think $2.25. It never once went below $1.50.

Now that is not to say that those are numbers we are basing any transactions on. They are not, but it does offer a comparable period in history and what happened with copper then and we kind of see it the same way going forward.

Haytham Hodaly - Salman Partners - Analyst

Thank you.

Operator

Thank you. There are no further questions registered at this time. Actually there is a question from Vivek Pal from UBS.

Vivek Pal - UBS - Analyst

Good morning, guys. I apologize if this has been asked already. I joined the call late, but what is their pro forma leverage, any impact on agencies and going forward, what is the comfort level because this may not be the last acquisition the company is making?

Ron Millos - Teck Cominco - SVP, Finance & CFO

Our debt equity ratio will be about 18% with the transaction and I missed the second question.

Vivek Pal - UBS - Analyst

Any impact on the ratings? I am assuming none, but it would be good to know if you can provide us some color on that.

www.streetevents.com	Contact Us	11

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Ron Millos - Teck Cominco - SVP, Finance & CFO

We are not using any debt for the acquisition so we don't expect that there would be any impact on our current ratings.

Vivek Pal - UBS - Analyst

And in terms of your future leverage ratios, what are you comfortable with? Are you going to be spending a lot on the oil sands and what is the optimal capital structure through the cycle that you are looking at?

Ron Millos - Teck Cominco - SVP, Finance & CFO

We have always said that we like to keep the ratio in the 30% to 35% range and would go above that for investment opportunities if we had a plan to get back down to that level relatively quickly in sort of a 12 to 18 month period.

Vivek Pal - UBS - Analyst

So 35% of debt to equity you are saying?

Ron Millos - Teck Cominco - SVP, Finance & CFO

That's right.

Vivek Pal - UBS - Analyst

Thank you very much.

Don Lindsay - Teck Cominco - President & CEO

What I did say probably before you joined the call was that post-transaction by the time of closure sometime in August, our cash balance would be approximately $2 billion and that is still above our total debt. We have no, at Teck Cominco, no debt coming due in the next five years and more than half of the debt that we do have has been turned out to the year 2035. So we have substantial financial capacity and we are just going into the third and fourth quarters, which for us are big quarters of the year. There is seasonality in Teck Cominco as you may know because of the Red Dog shipping season. So we will have substantial free cash flow in these two quarters and then of course Aur does as well. So we have substantial capacity to fund all the development projects that we have and then some.

Vivek Pal - UBS - Analyst

Thank you very much.

Operator

There are no further questions registered at this time. I would now like to return the meeting back over to Mr. Waller.

www.streetevents.com	Contact Us	12

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Jul. 03. 2007 / 8:30AM, TCK.B - TECK COMINCO LTD. Conference Call

Greg Waller - Teck Cominco - VP IR & Strategic Analysis

Thank you, operator. If we have no more questions, thank you everybody for joining us on the call this morning and look forward to talking to you more in the future.

Don Lindsay - Teck Cominco - President & CEO

Thank you.

Operator

Thank you. The conference has now ended. Please disconnect your lines at this time. We thank you for your participation and have a great day.

D I S C L A I M E R

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2007, Thomson Financial. All Rights Reserved.

www.streetevents.com	Contact Us	13

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.